Exhibit 99.3

June 14, 2010

CONSENT OF GORDON WATTS

United States Securities and Exchange Commission

Gentlemen:

In connection with Silver Wheaton Corp.’s registration statement on Form S-8 (File No. 333-128128), filed under the United States Securities Act of 1933, as amended (the “Registration Statement”) I, Gordon Watts, P.Eng., Senior Associate Mineral Economist of Watts, Griffis and McOuat Limited, hereby consent to the use of my name in the Registration Statement and to the inclusion and incorporation by reference in the Registration Statement of information derived from the technical report dated May 26, 2010 “Technical Report on the Tayoltita, Santa Rita and San Antonio Mines, Durango, Mexico for Goldcorp Inc., Mala Noche Resources Corp., and Silver Wheaton Corp.”.

Yours truly,

/s/ Gordon Watts
Gordon Watts, P.Eng.
Senior Associate Mineral Economist
Watts, Griffis and McOuat Limited